VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Ms. Kellie Kim
Mr. Isaac Esquivel

Office of Real Estate & Construction

Re:	Bluerock Homes Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2024
Commission File No. 001-41322

Ladies and Gentlemen:

This letter is submitted on behalf of Bluerock Homes Trust, Inc. (the “Company”), in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), Office of Real Estate & Construction, by letter dated August 21, 2025 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024 filed with the Commission on March 20, 2025 (“Form 10-K”) and pursuant to a telephone conversation with the Staff on September 3, 2025.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the fiscal year ended December 31, 2024

Notes to Consolidated Financial Statements

Note 3 - Acquisition of Real Estate, page F-15

1.	We note your response to our prior comment. Please clarify for us the consideration transferred in the acquisition. Also, tell us if any existing debt on the property acquired was paid down in the transaction.

Response:

The Company respectfully advises the Staff that the consideration transferred in the acquisition of the Avenue at Timberlin Park property was $11,055,105, comprised of (a) $10,140,000 transferred by the Company to title escrow and (b) $1,344,223 in closing costs incurred by the Company in connection with the acquisition, reduced by (c) a buyer credit of $429,125 for prorated revenue and expenses such as rent, taxes and utilities. In addition, a lender unaffiliated with the Company financed the acquisition by funding $23,660,000 in first mortgage proceeds into title escrow. At closing, funds in title escrow were disbursed to the seller parties and a first mortgage in the amount of $23,660,000 secured by the property was recorded.

The Company further respectfully advises the Staff that prior to closing, the seller held existing mortgage debt on the property of $19,474,919. Such existing debt was paid off in full by disbursement of a portion of the $23,660,000 in mortgage funds referenced above from title escrow to the existing lender on behalf of the seller at closing. In connection with the transaction, $13,011,869 in net cash was transferred to the seller from title escrow (after the payoff of $19,474,919 in existing debt and payment of $884,087 in seller closing costs and a buyer credit $429,125 for prorated revenue and expenses such as rent, taxes and utilities).

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If you have any questions or comments regarding the foregoing, please contact the undersigned at 646-278-4225 or Sonia Barros with Sidley Austin LLP at 202-736-8387.

Sincerely,

/s/ Jason Emala

Jason Emala
Chief Legal Officer
Bluerock Homes Trust, Inc.

cc: Sonia G. Barros, Sidley Austin LLP